Exhibit 99.1

SPROTT ANNOUNCES COMPLETION OF THE ARRANGEMENT OF URANIUM PARTICIPATION CORPORATION TO FORM THE SPROTT PHYSICAL URANIUM TRUST

Creates New Sprott Physical Uranium Trust, Which Commences Trading Today

Adds approximately US$600 Million to Sprott’s total AUM

TORONTO, July 19, 2021 – Sprott Inc. (NYSE/TSX:SII) (“Sprott” or the “Company”), a global leader in precious metal and real asset investments, announced today that its wholly-owned subsidiary, Sprott Asset Management LP (“Sprott Asset Management”), has successfully completed its previously announced transaction with Uranium Participation Corporation (“UPC”), and that UPC’s shareholders are now unitholders of the newly-created Sprott Physical Uranium Trust (the “Trust”) The Trust begins trading this morning on the Toronto Stock Exchange under the symbol “U.UN” in Canadian dollars and “U.U” in U.S. dollars.

“The Sprott Physical Uranium Trust is the world’s largest publicly-listed physical uranium fund and a perfect addition to our physical trust franchise,” said John Ciampaglia, CEO of Sprott Asset Management. “We are pleased UPC shareholders voted overwhelmingly in favor of the transaction and look forward to leveraging our global brand, fund marketing expertise and shareholder base to grow the Trust and improve its trading liquidity.”

“This transaction adds approximately US$600 million to Sprott’s total AUM and provides the company an important strategic foothold in the clean energy metals space,” said Peter Grosskopf, CEO of Sprott. “We have a very constructive view on uranium and believe this new trust presents a compelling opportunity to create value for our shareholders by expanding our offerings into areas that complement our core positioning in precious metals.”

About Sprott

Sprott is a global leader in precious metal and real asset investments. With offices in Toronto, New York and London, Sprott is dedicated to providing investors with specialized investment strategies that include Exchange Listed Products, Managed Equities, Lending and Brokerage. Sprott’s common shares are listed on the New York Stock Exchange and Toronto Stock Exchange under the symbol SII. For more information, please visit www.sprott.com.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of applicable securities laws. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements contained herein are made as of the date of this press release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances, management’s estimates or opinions should change, except as required by securities legislation. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements. Such risks and uncertainties include those risk and uncertainties set out in the Company’s filings with Canadian and U.S. securities regulatory authorities. Forward-looking information includes information that relates to, among other things, the commencement of trading of the Trust on the Toronto Stock Exchange, the ability of the Company to leverage its global brand, fund marketing expertise and shareholder base to grow the Trust and improve the Trust’s trading liquidity, the Company’s view on uranium and the opportunity to create value for Sprott shareholders. The statement, “the world’s largest publicly-listed physical uranium fund” is based on Morningstar’s universe of listed commodity funds. Data as of 6/30/2021.

Contact:

Glen Williams

Managing Director

Investor and Institutional Client Relations

416-943-4394

gwilliams@sprott.com

or

Dan Gagnier / Jeff Mathews

Gagnier Communications

646-569-5897

sprott@gagnierfc.com